FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

By: /s/
Mark Edwards
Deputy Company Secretary

Date: 21 June 2002

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of Company	**BG Group plc**
2. Name of Scheme	**Savings Related Share Option Scheme**
3. Period of Return	**From 13-DEC-2001 to 12-JUN-2002**
4. Number and class of shares not issued under scheme	**14,024,078 Ordinary Shares of 10p each**
5. Number of shares issued/allotted under scheme during period	**227,630 Ordinary Shares of 10p each**
6. Balance under scheme not yet issued/allotted at end of period	**13,796,448 Ordinary Shares of 10p each**
7. Number and class of shares originally listed and the date of admission	**36,774,134 Ordinary Shares of 10p each listed on 13 December 1999 following a Scheme of Arrangement**

Please confirm the total number of shares in issue at the end of the period in order for us to update our records:	**3,529,441,394 Ordinary Shares of 10p each**

Contact for queries: **Name: Mrs Heidi Brooks** **Telephone: 0118 929 2570**	**Contact Address:** **Secretariat** **BG Group plc** **100 Thames Valley Park Drive** **Reading** **Berkshire** **RG6 1PT**

PERSON MAKING RETURN: **Name: Mr Mark Edwards** **Position: Deputy Secretary**	

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of Company	**BG Group plc**
2. Name of Scheme	**Executive Share Option Scheme**
3. Period of Return	**From 13-DEC-2001 to 12-JUN-2002**
4. Number and class of shares not issued under scheme	**191,851 Ordinary Shares of 10p each**
5. Number of shares issued/allotted under scheme during period	**103,381 Ordinary Shares of 10p each**
6. Balance under scheme not yet issued/allotted at end of period	**88,470 Ordinary Shares of 10p each**
7. Number and class of shares originally listed and the date of admission	**1,427,197 Ordinary Shares of 10p each listed on 13 December 1999 following a Scheme of Arrangement**

Please confirm the total number of shares in issue at the end of the period in order for us to update our records:	**3,529,441,394 Ordinary Shares of 10p each**

Contact for queries: **Name: Mrs Heidi Brooks** **Telephone: 0118 929 2570**	**Contact Address:** **Secretariat** **BG Group plc** **100 Thames Valley Park Drive** **Reading** **Berkshire** **RG6 1PT**

PERSON MAKING RETURN: **Name: Mr Mark Edwards** **Position: Deputy Secretary**	